Exhibit 3

Extraordinary General Meeting of Shareholders of
BIOLINERX LTD.

Date:	April 5, 2021
See Voting Instruction On Reverse Side.
Please make your marks like this: ⌧ Use dark black pencil or pen only

	For	Against	Abstain
1.
To approve an amendment to Section 4.3 of the Company’s Compensation Policy for Executives and Directors, relating to Directors' and Officers' insurance, in the form attached as Annex A to the Proxy Statement.
	☐	☐	☐
	Yes	No
1a.
Do you have a “Personal Interest” (as defined in the Proxy Statement) with respect to the subject matter of this proposal? (Please note: if you do not mark either “Yes” or “No” your shares will not be voted on Proposal 1)
	☐	☐
	For	Against	Abstain
2.
To approve amendments to Sections 5.3 and 5.4 of the Company’s Compensation Policy for Executives and Directors, relating to differential compensation for a Board chairperson, in the form attached as Annex B to the Proxy Statement.
	☐	☐	☐
	Yes	No
2a.
Do you have a “Personal Interest” (as defined in the Proxy Statement) with respect to the subject matter of this proposal? (Please note: if you do not mark either “Yes” or “No” your shares will not be voted on Proposal 2)
	☐	☐
		For	Against	Abstain
3.	To approve an equity compensation grant to Philip Serlin, the Company’s Chief Executive Officer.	☐	☐	☐
	Yes	No
3a.
Do you have a “Personal Interest” (as defined in the Proxy Statement) with respect to the subject matter of this proposal? (Please note: if you do not mark either “Yes” or “No” your shares will not be voted on Proposal 3)
	☐	☐

 Authorized Signatures - This section must be
 completed for your instructions to be executed.

__________________________________	__________________________________
Please Sign Here	Please Date Above

__________________________________	__________________________________
Please Sign Here	Please Date Above

↑ Please separate carefully at the perforation and return just this portion in the envelope provided. ↑

 Extraordinary General Meeting of Shareholders of
 BIOLINERX LTD.
 to be held on April 5, 2021
 For Holders as of March 4, 2021

 MAIL

•	Mark, sign and date your Voting Instruction Form.
•	Detach your Voting Instruction Form.
•	Return your Voting Instruction Form in the postage-paid envelope provided.

 All votes must be received prior to 12:00 pm, Eastern Time April 1, 2021.

PROXY TABULATOR FOR
BIOLINERX LTD.
P.O. BOX 8016
CARY, NC 27512-9903

EVENT #

CLIENT #

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BIOLINERX LTD.

Instructions to The Bank of New York Mellon, as Depositary
(Must be received prior to 12:00 p.m. EDT on April 1, 2021)

The undersigned registered owner of American Depositary Shares hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of Shares or other Deposited Securities represented by such Shares of BioLineRx Ltd. registered in the name of the undersigned on the books of the Depositary as of the close of business on March 4, 2021 at the Extraordinary General Meeting of the Shareholders of BioLineRx Ltd. to be held on April 5, 2021 or any postponement or adjournment thereof in respect of the resolutions specified on the reverse.

NOTES:
1.
Please direct the Depositary how it is to vote by placing an “X” in the appropriate box opposite each agenda item. It is understood that, if this form is signed and returned but no instructions are indicated in the boxes, then a discretionary proxy will be given to a person designated by the Company.

2.
It is understood that, if this form is not signed and returned, the Depositary will deem such holder to have instructed the Depositary to give a discretionary proxy to a person designated by the Company.

(Continued and to be marked, dated and signed, on the other side)

PROXY TABULATOR FOR
BIOLINERX LTD.
P.O. Box 8016
CARY, NC 27512-9903